EXHIBIT
Sub-Item77C

GENERAL NEW YORK MUNICIPAL BOND FUND, INC.

MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

A Special Meeting of Shareholders of General New York Municipal Bond Fund, Inc. was held on December 29, 2009. Below are the total shares entitled to vote at the meeting, and the number of shares represented at the respective meeting, either in person or by proxy.

Total Shares	Shares Represented at Meeting
Entitled to Vote at Meeting	in Person or by Proxy

12,078,221.729	9,361,250.588

The following matter was duly approved by the holders of the outstanding Shares of General New York Municipal Bond Fund, Inc. as follows:

Approval of an Agreement and Plan of Reorganization providing for the transfer of all of the assets of the Fund to Dreyfus New York AMT-Free Municipal Bond Fund (the “Acquiring Fund”), in exchange for Class A shares of the Acquiring Fund having an aggregate net asset value equal to the value of the Fund’s net assets and the assumption by the Acquiring Fund of the Fund’s stated liabilities (the “Reorganization”). Class A shares of the Acquiring Fund received by the Fund in the Reorganization will be distributed by the Fund to its shareholders in liquidation of the Fund, after which the Fund will cease operations.

Affirmative Votes:	7,943,885.958
Negative Votes:	687,425.024
Abstained Votes:	729,939.606
Total:	9,361,250.588